FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

3 May 2024
(Hong Kong Stock Code: 5)

HSBC Holdings plc

Poll results of 2024 Annual General Meeting
and
Changes to Board and Committee Composition

1.       Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 8, 11 and 14 were passed as ordinary resolutions and resolutions 9, 10, 12, 13, 15 and 16 were passed as special resolutions.

In line with the Board's recommendation, the shareholder-requisitioned resolution 17 failed.

The table below shows the votes cast on each resolution.

Votes cast on each resolution

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report and Accounts 2023	9,741,319,445	99.93	6,767,029	0.07	9,748,086,474	51.77%	100,873,573
2. To approve the Directors' Remuneration Report	9,581,517,143	97.36	259,382,421	2.64	9,840,899,564	52.26%	7,973,872
3. To approve the Group Remuneration Committee to set appropriate variable to fixed pay ratio(s) for Material Risk Takers	9,760,585,369	99.31	67,898,883	0.69	9,828,484,252	52.20%	20,437,945
4. (a) To elect Ann Godbehere as a Director	9,687,771,177	98.45	152,873,611	1.55	9,840,644,788	52.26%	8,415,620
4. (b) To elect Brendan Nelson as a Director	9,821,653,543	99.81	18,936,258	0.19	9,840,589,801	52.26%	8,302,700
4. (c) To elect Swee Lian Teo as a Director	9,809,510,007	99.68	31,338,269	0.32	9,840,848,276	52.26%	8,016,262
4. (d) To re-elect Geraldine Buckingham as a Director	9,832,049,099	99.91	8,502,572	0.09	9,840,551,671	52.26%	8,517,751
4. (e) To re-elect Rachel Duan as a Director	9,395,190,515	95.48	444,826,118	4.52	9,840,016,633	52.26%	9,072,542
4. (f) To re-elect Georges Elhedery as a Director	9,823,014,454	99.82	17,416,986	0.18	9,840,431,440	52.26%	8,401,023
4. (g) To re-elect Dame Carolyn Fairbairn as a Director	9,756,050,296	99.14	85,038,170	0.86	9,841,088,466	52.26%	7,902,654
4 ..(h) To re-elect James Forese as a Director	9,827,616,016	99.87	12,831,272	0.13	9,840,447,288	52.26%	8,151,741
4. (i) To re-elect Steven Guggenheimer as a Director	9,831,681,274	99.91	8,695,836	0.09	9,840,377,110	52.26%	8,282,598
4. (j) To re-elect Dr José Antonio Meade Kuribreña as a Director	9,831,854,285	99.91	8,777,135	0.09	9,840,631,420	52.26%	8,009,178
4. (k)To re-elect Kalpana Morparia as a Director	9,652,342,019	98.09	188,022,388	1.91	9,840,364,407	52.26%	8,291,315
4. (l) To re-elect Eileen Murray as a Director	9,827,293,352	99.86	13,568,927	0.14	9,840,862,279	52.26%	7,945,100
4. (m) To re-elect Noel Quinn as a Director	8,260,232,223	83.93	1,581,627,848	16.07	9,841,860,071	52.27%	6,777,473
4. (n) To re-elect Mark E Tucker as a Director	9,747,226,321	99.78	21,393,480	0.22	9,768,619,801	51.88%	79,930,485
5. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,759,140,766	99.16	82,315,626	0.84	9,841,456,392	52.27%	7,283,794
6. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,792,403,776	99.52	47,251,634	0.48	9,839,655,410	52.26%	9,070,401
7. To authorise the Company to make political donations	9,539,500,838	96.92	303,369,110	3.08	9,842,869,948	52.27%	5,880,769
8. To authorise the Directors to allot shares	9,375,707,477	95.27	465,294,361	4.73	9,841,001,838	52.26%	7,735,029
9. To disapply pre-emption rights (special resolution)	9,683,256,486	98.48	149,112,024	1.52	9,832,368,510	52.22%	16,388,540
10. To further disapply pre-emption rights for acquisitions (special resolution)	9,587,613,317	97.51	245,058,326	2.49	9,832,671,643	52.22%	16,100,318
11. To authorise the Directors to allot any repurchased shares	9,689,731,431	98.46	151,367,069	1.54	9,841,098,500	52.26%	7,620,906
12. To authorise the Company to purchase its own ordinary shares (special resolution)	9,760,977,217	99.19	79,680,593	0.81	9,840,657,810	52.26%	8,100,902
13. To approve the form of share repurchase contract (special resolution)	9,759,212,545	99.19	79,819,699	0.81	9,839,032,244	52.25%	9,226,836
14. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	9,663,229,772	98.21	176,349,475	1.79	9,839,579,247	52.26%	8,713,329
15. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	9,643,510,656	98.02	194,981,843	1.98	9,838,492,499	52.25%	9,832,455
16. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	9,382,670,214	95.36	456,844,839	4.64	9,839,515,053	52.26%	8,715,643
17. Shareholder requisitioned resolution: Midland Clawback Campaign (special resolution)	412,724,404	4.21	9,387,160,155	95.79	9,799,884,559	52.05%	48,501,845

  * based on total issued share capital (the "ISC") as at 12.01am (London time) on Thursday 2 May 2024. The Company held no ordinary shares in treasury.

2.        Changes to Board and Committee Composition

David Nish retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, he will receive his pro-rata entitlement to non-executive director fees for the month of May 2024 and is not entitled to any payments for loss of office.

The following changes to the Board and Committee composition took effect from the conclusion of the AGM:

● David Nish stepped down from the Committees of which he was a member following his retirement from the Board; and

● Ann Godbehere succeeded David Nish as Senior independent non-executive Director.

Accordingly, at the conclusion of the 2024 AGM, the composition of the principal Board Committees will be as follows:

Group Audit Committee	Group Risk Committee	Group Remuneration Committee	Nomination & Corporate Governance Committee	Group Technology Committee
Brendan Nelson (Chair) Rachel Duan James Forese Ann Godbehere Eileen Murray	James Forese (Chair) Geraldine Buckingham Dame Carolyn Fairbairn Steven Guggenheimer Kalpana Morparia Brendan Nelson Swee Lian Teo	Dame Carolyn Fairbairn (Chair) Geraldine Buckingham Rachel Duan Ann Godbehere Dr José Antonio Meade Kuribreña Eileen Murray
Mark Tucker (Chair)

Geraldine Buckingham

Rachel Duan

Dame Carolyn Fairbairn

James Forese

Ann Godbehere

Steven Guggenheimer

Dr José Antonio Meade Kuribreña

Kalpana Morparia

Eileen Murray

Brendan Nelson

Swee Lian Teo

Eileen Murray (Chair) Steven Guggenheimer Kalpana Morparia Brendan Nelson Swee Lian Teo

3.         Other

●
Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

●
A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the UK Financial Conduct Authority for publication, and will shortly be available for inspection via the National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

●
As at 12.01am (London time) on Thursday 2 May 2024, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 18,829,384,795. The Company held no ordinary shares in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

●
In accordance with Rule 13.39(5A) of the Hong Kong Listing Rules all Directors attended the AGM. Kalpana Morparia attended the meeting virtually.

●
In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting. As stated in the Notice of AGM for 2024, HSBC colleagues who are Material Risk Takers did not vote on resolution 3 due to their interest in the subject matter.

As at the time of this announcement, the following are Directors of the Company: Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 May 2024